Earlyworks Co., Ltd.

October 31, 2022

VIA EDGAR

Priscilla Dao

Jan Woo

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Earlyworks Co., Ltd. Draft Registration Statement on Form F-1 Filed September 20, 2022 CIK No. 0001944399

Dear Ms. Dao and Ms. Woo:

Earlyworks Co., Ltd. (the “Company,” “we,” “us,” or “our company”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 19, 2022 regarding its Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) filed on September 20, 2022. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1 to the Registration Statement”) is filed to accompany this response letter.

Draft Registration Statement

Prospectus Summary

Overview, page 1

1. Please provide balanced disclosure and disclose your net losses alongside your revenues here and throughout the filing.

Response: In response to the Staff’s comment, we have amended our disclosure in the prospectus summary and throughout Amendment No.1 to the Registration Statement to provide balanced disclosure and disclose our net losses alongside our revenues.

Risk Factors, page 11

2. Please include risk factor disclosure relating to your NFT trading platform, Animap, including any risks related to having custody of NFTs, intellectual property related risks and cybersecurity related risks.

Response: In response to the Staff’s comment, we have amended our disclosure on page 14 of Amendment No.1 to the Registration Statement to include risks relating to the NFT trading platform, Animap. In particular, we have included cybersecurity related risks. We respectfully advise the Staff that we do not have any ownership interests or intellectual property rights in the NFTs that are offered and sold through Animap, we do not have custody of the NFTs, and we believe it is very unlikely for us to become a party to any disputes over the intellectual property rights in the NFTs.

3. Please expand your disclosure regarding blockchain-related risks, such as your list of blockchain issues on page 60 and technical risks like forking. In particular, please disclose any risks specific to your proprietary blockchain technology or its “hybrid” nature.

Response: In response to the Staff’s comment, we have amended our disclosure on pages 13 and 14 of Amendment No.1 to the Registration Statement to include blockchain-related risks and risks specific to our proprietary blockchain technology, Grid Ledger System (“GLS”). We respectfully advise the Staff that the word “hybrid” describes the fact that our GLS demonstrates both blockchain and database features, and we do not believe that there are any specific business risks related to such “hybrid” nature.

We may experience operational system failures..., page 12

4. You state that you utilize Google Drive to process, transmit and store critical information. Please disclose any cybersecurity risks related to your usage of such services.

Response: In response to the Staff’s comment, we have amended our disclosure on page 15 of Amendment No.1 to the Registration Statement to include risks related to our usage of Google Drive and other third-party systems and software.

Our revenues are dependent on a limited number of major customers..., page 14

5. Please disclose the material terms of your agreements with each of your three major customers, including the identity, term, termination provisions and any minimum purchase requirements. File the agreements with the customers who accounted for 47.4% and 25.9% of your total revenues in 2022. In addition, to the extent material, disclose the total number of customers for each period presented.

Response: In response to the Staff’s comment, we have amended our disclosure on pages 17, 66, 67, and 68 of Amendment No.1 to the Registration Statement to disclose the material terms of our agreements with each of our three major customers, including the identity, term, termination provisions and any minimum purchase requirements for the fiscal years of 2022 and 2021. We have filed the agreements with the customers who accounted for 47.4% and 25.9% of our total revenues in 2022 as exhibits by amendment. We have disclosed, to the extent material, the total number of customers for the fiscal years of 2022 and 2021.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

6. You disclose that your existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from this offering will be sufficient to meet your operating needs for the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources.

Response: In response to the Staff’s comment, we have amended our disclosure on page 45 of Amendment No.1 to the Registration Statement to disclose that: (1) we believe our existing cash and cash equivalents will be sufficient to support our planned operations for the next 13 months; and (2) we believe our existing cash and cash equivalents, together with anticipated cash flow from our sales projects, will be sufficient to meet our operating needs for the next 27 months.

Industry

Source of Information, page 58

7. Please disclose that the market research from Frost & Sullivan was commissioned by the company in August 2022.

Response: In response to the Staff’s comment, we have amended our disclosure on page 61 of Amendment No.1 to the Registration Statement to disclose that the market research from Frost & Sullivan was commissioned by the company in August 2022.

Business

Products and Services, page 61

8. Please provide a materially complete description of the NFTs being offered on the Animap platform and how the Animap platform operates, including what “popular Japanese IPs” the NFTs will represent, on which blockchain they will be created, how they will be stored by investors, and whether they are transferable. In addition, disclose your role in the operation of the platform and how you will generate revenue from the sale of NFTs on Animap. Discuss whether you own the platform or maintain the platform for a third party. Discuss any material agreements with third parties regarding the operation of the platform.

Response: In response to the Staff’s comment, we have amended our disclosure on pages 65 and 66 of Amendment No.1 to the Registration Statement to disclose that: (1) we do not own, operate, or maintain Animap. Our role is limited to creating Animap based on our technological expertise and stress-testing Animap prior to its launch and at least once every six months from the date of its launch; (2) the currently available NFTs on Animap represent some popular Japanese IPs, such as Tatsunoko Production, Big Hat Monkeys, and Mentori; (3) Animap was created based on the public blockchain Ethereum; (4) NFTs will be stored by Animap users through manners of their choice, the most common of which is Metamask; (5) as of the date of this response letter, Animap users are allowed to purchase NFTs, but not transfer, distribute, or resell their NFTs on Animap. Animap users may resell their NFTs on secondary markets such as OpenSea and Rarible; (6) we entered into a system usage agreement (the “System Usage Agreement”) with Hakuhodo DY Music & Pictures Inc. (“Hakuhodo”) to develop Animap. Pursuant to the System Usage Agreement, Hakuhodo is the sole owner of Animap and independently manages the daily operation of Animap. Hakuhodo obtains license from copyright owners, converts copyrighted works into NFTs within the scope of the license, sells the NFTs on Animap, handles inquiries, complaints, purchase cancellations, refunds and requests as well as provides other customer support for Animap users; (7) Hakuhodo paid a system development fee to us for the creation of Animap, and we are entitled to a system usage fee, which is equal to a percentage of the NFT sales revenue generated by Animpa, under the precondition that the NFT sales revenue reaches a certain predetermined level. The website for Animap is https://animap.io/.

9. Please disclose the amount of revenue that you have generated from the sale of NFTs on Animap. Explain the basis for your assertion that you believe Animap to be “highly profitable.” Clarify whether you accept, or plan to accept, payment for your services in the form of digital assets, and, if so, whether you plan to hold such assets for investment or convert them into fiat currency after receipt.

Response: In response to the Staff’s comment, we have amended our disclosure on pages 65 and 66 of Amendment No.1 to the Registration Statement to disclose that: (1) we do not own, operate, or maintain Animap. Our role is limited to creating Animap based on our technological expertise and stress-testing Animap according to a predetermined schedule. We received a system development fee in the amount of JPY37.8 million for the development of Animap; (2) since the launch of Animap in June 2022 and as of the date of this response letter, we have not received any revenue from the sale of NFTs on Animap. Pursuant to the System Usage Agreement, we will receive a system usage fee from Hakuhodo, which is equal to a percentage of the NFT sales revenue, under the precondition that the NFTs sales revenue reaches a certain predetermined level. Such precondition has not been satisfied, and therefore we have not received any revenue from the sale of NFTs on Animap as of the date of this response letter. We have removed the description that Animap is believed to be “highly profitable.” We have clarified that we do not accept and do not plan to accept payment for our services in the form of digital assets.

10. Please disclose who owns the intellectual property underlying the NFTs that are on Animap, and who maintains the royalty interest in, or intellectual property of, the NFTs. Explain to us how disputes over the intellectual property underlying the NFTs will be resolved and your role in such resolution, including your role in the enforcement of such rights.

Response: In response to the Staff’s comment, we have amended our disclosure on pages 65 and 66 of Amendment No.1 to the Registration Statement to disclose that (1) we do not own, operate, or maintain Animap.

Our role is limited to creating Animap based on our technological expertise and stress-testing Animap according to a predetermined schedule; (2) Hakuhodo obtains license from copyright owners and convert their copyrighted works into NFTs within the scope of the license. The copyright owners are the owners of the intellectual property rights in the underlying content represented by the NFTs; (3) Hakuhodo maintains the royalty interest in, or intellectual property of, the NFTs that are offered on Animap; (4) when the NFTs are sold, the ownership interests and intellectual property rights in the NFTs are transferred from Hakuhodo to the NFT buyers; (5) we do not have any ownership interests or intellectual property rights in the NFTs that are on Animap; and (6) in the event of disputes over the intellectual property underlying the NFTs, we believe it will be highly unlikely for our Company to be a party to such disputes.

11. Please provide us with your legal analysis as to whether the NFTs offered and sold through your platform are securities under Section 2(a)(1) of the Securities Act of 1933. In responding to this comment, please address your operation of the marketplace. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985). Moreover, in preparing your legal analysis, please address not only the instruments themselves but also your role in the operation of the marketplace and creation of the instruments, as well as your ongoing interest in the NFTs after resale.

Response: We respectfully advise the Staff that our role in the operation of Animap and creation of the NFTs offered and sold through Animap is incidental, and that our interest in the NFTs before and after resale is limited:

•	We do not have any ownership interest in Animap.

•

We do not have any responsibility to perform overseeing or managerial functions for the daily operation of Animap, nor do we dedicate any personnel or resources for the daily operation of Animap. Our role is limited; we developed Animap for our client with our technological expertise and provide stress-testing of Animap according to a predetermined schedule. We are not expected by any party to perform any essential tasks or managerial responsibilities for Animap and nothing in the System Usage Agreement imposes any such obligations on us.

•

We do not have any responsibility to maintain Animap. Pursuant to the System Usage Agreement, we do not provide any ongoing technical support service and do not assume any warranty liability for Animap. As of the date of this response letter, we have not provided any technical support services to Animap, nor have we received any compensation for such services.

•	Hakuhodo, a Japanese producer and distributor of films and animation with international sales, solely owns Animap.

•	Hakuhodo independently runs the daily operation of Animap.

•	We do not have any responsibility to improve, enhance, advertise, or promote Animap.

•

We do not create or support the market for the NFTs offered and sold through Animap. To our knowledge, Hakuhodo obtains permission from copyright owners to convert their copyrighted works into the NFTs to be sold on Animap. We do not control the issuance of the NFTs that are on Animap, nor do we determine or support the market price of the NFTs that are on Animap.

•	We do not play any role in making decisions about or exercising judgments concerning the rights, transactions or characteristics associated with the NFTs that are on Animap.

•	We do not have any ownership interests or intellectual property rights in the NFTs that are on Animap, nor do we have any ongoing interest in the NFTs after resale.

•	We have not received any revenue from the sale of NFTs that are on Animap as of the date of this response letter.

•	We do not play any role in the direction of the ongoing development of Animap or the NFTs sold through Animap.

According to the Supreme Court in SEC v. W.J. Howey Co., 328 U.S. 293 (1946), NFTs may constitute securities under Section 2(a)(1) of the Securities Act of 1933 if they are determined to be “investment contracts.” See also Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).

According to the Supreme Court in Howey, an “investment contract” exists where all of the following factors are satisfied: (1) the investment of money; (2) in a common enterprise; (3) with a reasonable expectation of profits to be derived from the efforts of others. As more fully discussed below, we believe that the NFTs offered and sold through Animap do not satisfy all the factors of the Howey test and are not securities under Section 2(a)(1) of the Securities Act of 1933.

(1)	The investment of money.

In this case, Animap users are able to purchase NFTs with credit card or cryptocurrencies. Therefore, the first factor of the Howey test is satisfied.

(2)	In a common enterprise.

In this case, Animap users are able to purchase NFTs through Animap and they can be considered to engage in a common enterprise with the owner of Animap. Therefore, the second factor of the Howey test is satisfied.

(3)	With a reasonable expectation of profits to be derived from the efforts of others.

This third factor of the Howey test is not satisfied because Animap users purchase the NFTs based on their recognition and appreciation of the underlying content or artwork represented by the NFTs. The financial value of the NFTs that are on Animap is determined by the market supply and demand for the underlying content represented by the NFTs similar to other commodities. To our knowledge, neither Animap nor its owner have established, promoted or supported any secondary market for the NFTs sold on Animap. In addition, Animap users are not entitled to share in any corporate income or profits of Animap or its owner through purchasing NFTs on Animap. Accordingly, no “profits from the efforts of others” can be reasonably expected by the Animap users.

Due to these reasons and the limited information we obtained from Animap related to its operation and the NFTs sold thereon, we believe that the NFTs offered and sold through the transaction platform Animap do not satisfy all the factors of the Howey test and are not securities under Section 2(a)(1) of the Securities Act of 1933.

Property, Plants and Equipment, page 68

12. Please file any material lease as an exhibit to your registration statement. Please refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: We respectfully advise the Staff that we only have one lease, which is our office space lease, and such lease is immaterial in amount and is not required to be filed as an exhibit. Item 601(b)(10)(ii)(D) of Regulation S-K requires us to file “any material lease under which a part of the property described in the registration statement or report is held by the registrant” except where such lease is “immaterial in amount or significance.” The annual lease obligations related to such lease are JPY 8,355,000, which accounts for merely approximately 0.9% of our operating expenses (JPY 927,457,978) for the fiscal year of 2022. Therefore, the lease is immaterial in amount and is not required by Item 601(b)(10)(ii)(D) of Regulation S-K to be filed as an exhibit.

Underwriting

Lock-Up Agreements, page 112

13. Please disclose the exceptions to the lock-up agreements.

Response: In response to the Staff’s comment, the Company has added the exceptions to the lock-up agreements under the Underwriting section of Amendment No.1 to the Registration Statement.

Index to Financial Statements, page F-1

14. We note references throughout the filing to your consolidated financial statements. Please revise your index and the heading of each of your financial statements to indicate that they are “Consolidated.”

Response: In response to the Staff’s comment, we have removed all uses of the word “consolidated” from Amendment No.1 to the Registration Statement in regards to our financial statements and ownership structure.

Notes to the Consolidated Financial Statements

Note 13 – Subsequent Events, page F-25

15. With regard to the change to your capital structure, please clarify whether this was an exchange of equity interests with equal shareholder rights and shareholder value before and after the transaction, and if so, whether your financial statements were retrospectively adjusted to give effect to such recapitalization. Alternatively, further explain the terms of the recapitalization and your accounting.

Response: In response to the Staff’s comment, we have amended our disclosure on page F-25 of Amendment No.1 to the Registration Statement to disclose that we believe the recapitalization has no effect on our ownership rights or net asset position. We simply applied our additional paid in capital to offset accumulated losses.

General

16. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We respectfully note the Staff’s comment and advise the Staff that we will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Akihisa Nagasaka

Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC